Monthly Report - July, 2017

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $      (7,815,869)       10,434,257
Change in unrealized gain (loss) on open            9,205,311      (7,328,477)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0                0
      obligations
   Change in unrealized gain (loss) from U.S.          74,609         (39,753)
      Treasury obligations
Interest Income 			              153,036          893,071
Foreign exchange gain (loss) on margin deposits       370,091          774,104
				                 ------------    -------------
Total: Income 				            1,987,178        4,733,202

Expenses:
   Brokerage commissions 		              941,632        6,963,685
   Management fee 			               45,114          309,258
   20.0% New Trading Profit Share 	                    0           18,352
   Custody fees 		       	                    0           21,189
   Administrative expense 	       	               97,548          695,399
					         ------------    -------------
Total: Expenses 		                    1,084,294        8,007,883
Net Income(Loss)			   $          902,884      (3,274,681)
for July, 2017

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (173,903.415    $     4,415,923    206,813,628    211,229,551
units) at June 30, 2017
Addition of 		 	              0      1,537,149      1,537,149
1,068.573 units on July 1, 2017
Redemption of 		 	              0    (2,049,129)    (2,049,129)
(1,724.195) units on  July 31, 2017*
Net Income (Loss)               $        38,258        864,626        902,884
for July, 2017
         			   -------------   -------------   -----------


Net Asset Value at July 31, 2017
(173,301.267 units inclusive
of 53.474 additional units) 	      4,454,181    207,166,274    211,620,455
				  =============  ============= ==============


		GLOBAL MACRO TRUST July 2017 UPDATE
                      Year to Date     Net Asset
Series	  July ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1       0.33% 	 (2.18)%  $    1,170.02	  152,687.082 $   178,646,624
Series 2       0.68% 	   0.15%  $    1,524.49	        6.799 $        10,365
Series 3       0.70% 	   0.27%  $    1,549.40	   17,350.433 $    26,882,829
Series 4       0.87% 	   1.52%  $    1,866.97	    3,256.953 $     6,080,637

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, co-chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




					August 15, 2017
Dear Investor:

Gains from trading financial futures and currency forwards slightly outpaced losses from trading commodity futures.

During the month, market participants struggled to come to grips with significant changes in several factors. While monetary policy globally remains accommodative, there are strong indications that major central banks will gradually be reducing the level of that accommodation in coming quarters. Energy prices, after dropping to the year's lows in June, recovered as U.S. shale production seems to have leveled off recently; as U.S. oil inventories have fallen in 14 of the last 16 weeks; and as OPEC seeks to enforce renewed discipline on the participants in the oil production reduction agreement. Finally, the increasingly toxic political environment in Washington has dampened expectations for passage of any significant policy initiatives from the Trump Administration and the Republican Congress.

Improving worldwide growth dynamics, solid corporate earnings, and accommodative monetary conditions globally did provide some underpinning for equity markets. Still, results were mixed. Long positions in Dutch, British, Spanish, Chinese, Hong Kong, Singaporean, Taiwanese, and, non-tech U.S stock futures were profitable. A short vix trade was also profitable. On the other hand, short positions in South African, South Korean and Indian equity futures; long positions in German and Australian equity futures; and trading Nasdaq and Japanese equity futures generated partially offsetting losses.

The persistent ineptitude of the Trump Administration and political dysfunction in Washington weighed heavily on the U.S. dollar, driving the Bloomberg dollar index to a nearly 19 month low on July 31, down about 10% from the highs reached early this year. Consequently, short U.S. dollar trades versus the Australian, Brazilian, Canadian, euro, Indian, Mexican, New Zealand, and Swedish currencies were profitable. On the other hand, long dollar positions against the British, Japanese, Korean, and Norwegian currencies were unprofitable. Trading the dollar relative to the Russian ruble and Swiss franc was also unprofitable, as was trading the euro against the Norwegian, Swedish and Turkish currencies.

Interest rates were volatile as investors tried to balance the fact that major central banks were signaling their plans to reduce policy accommodation, while, at the same time, inflation remained stubbornly below target. The fact that Italian and Spanish banks were looking healthier also impacted rates. Hence, long positions in interest rate futures were profitable on balance, although the results were mixed. Long futures positions in U.S. 5-and 10-year notes, German 2-and 5-year notes, Italian bonds, British gilts and short sterling, and short-term eurodollars were profitable. On the other hand, long futures positions in 10-year Aussie and German bonds were unprofitable, as were short futures positions in 2-year U.S. notes, 30-year German bonds and 10-year Japanese bonds.

Energy prices were buoyed by persistent declines in U.S. oil inventories, by OPEC efforts to strengthen the production curtailment agreement and by the falling dollar. For example, Brent crude rose from just under $45 per barrel in late June to $52.65 per barrel on July 31, with much of the advance occurring in the last few days of the month. Losses on short crude oil, heating oil, and RBOB gasoline positions fractionally outpaced the gains from a long London gas oil position and from a short natural gas position.

A falling dollar and improving global growth boosted metal prices, and short copper and silver positions were unprofitable. Meanwhile, a long gold trade posted a partially offsetting gain.

Grain prices, reflecting the sharp dollar decline and the High Plains drought in the U.S., were quite volatile. Consequently, trading of soybeans and short positions in soybean oil and corn generated losses.

Short coffee and sugar trades were marginally unprofitable.



				     Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman